SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: November 13, 2008

Exhibit 99.1

Contact:
Trina Solar Limited	CCG Investor Relations
Terry Wang, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Richard Micchelli, Financial Writer
Email: ir@trinasolar.com	Phone: + (1) 646-454-4516
Email: richard.micchelli@ccgir.com

Trina Solar Announces UMG-based Module Launch

CHANGZHOU, China, Nov. 11, 2008 /Xinhua-PRNewswire-FirstCall/ — Trina Solar Limited (“Trina Solar” or the “Company”), a leading integrated manufacturer of photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced its development of a new product line fully based on Upgraded Metallurgical Grade (UMG) silicon material. UMG is a variety of solar grade polysilicon feedstock capable of delivering conversion rates comparable to higher grade polysilicon, but at a significantly lower cost. The product launch is part of Trina Solar’s strategy to extend its product portfolio in order to better address customer demand for lower cost solar module systems. Trina Solar is one of the first vertically integrated solar manufacturers to offer a UMG-based module product.

“We are happy to announce our achievement of critical development milestones in the design, engineering evaluation and reliability testing of this new product, from efforts which initiated in mid-2007,” stated Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer. “This advancement, which reflects significant proprietary processes, was aided by our integrated manufacturing capabilities, which offer efficiencies in both technology and quality feedback control from our single-campus, ingot-to-module development path. Our UMG-based product is currently meeting our targeted conversion efficiency levels of approximately 14%, and offers advantage via its competitively lower silicon cost component. Customer benefits include a significantly lower module system investment cost compared to our standard high efficiency module lines. Our product development path has involved various stages of trial production, performance testing and evaluation in both real-time field applications and accelerated test environments before commercial production.”

The Company further announced that the UMG module products will be produced using existing manufacturing lines and will be marketed and sold under a separate brand, backed by a 20-year warranty. Initial sales are expected in the current fourth quarter, with increasing production planned throughout 2009.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

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